CONFIRMING STATEMENT

 This Statement confirms that the undersigned, John K. Penver, has authorized and designated Michael Chibib to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto)
that the undersigned may be required to file with the U.S. Securities and
Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Active Power, Inc.  The authority of Michael
Chibib under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Active Power, Inc., unless earlier revoked in writing.  The undersigned acknowledges that Michael Chibib is not assuming any of the undersigned's responsibilities to comply with Section 16 of the
Securities Exchange Act of 1934.

Date: February 2, 2005     /s/ John K. Penver
        John K. Penver